SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)


                         International Coal Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45928H106
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                                 (CUSIP Number)

                                  Jon R. Bauer
                    c/o Contrarian Capital Management, L.L.C.
                             411 West Putnam Avenue
                                    Suite 225
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45928H106
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     10,822,865

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     10,822,865

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,822,865

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.34%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   45928H106
            ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is International Coal Group, Inc. (the "Issuer"). The address of the Issuer's offices is 2000 Ashland Drive, Ashland, Kentucky, 41101. This schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

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Item 2.  Identity and Background

This statement is being filed on behalf of Contrarian Capital Management, L.L.C., the "Reporting Person". The Reporting Person, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. The address of the Reporting Person is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of the Reporting Person is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person may be deemed to beneficially own 10,822,865 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Person came from the Reporting Person's client funds. The total cost for the Shares beneficially owned by the Reporting Person is $23,605,533.01.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Reporting Person acquired their Shares of the Issuer for investment purposes.

This Amendment No. 1 to Schedule 13D is being filed to report that on May 26, 2006, Jon R. Bauer, the Managing Member, resigned as a Director of the Issuer. Consequently, the Reporting Person no longer has influence over the control of the Issuer and, as a passive investor, will make all future filings on the
Schedule 13G.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 10,822,865 Shares, constituting 7.34% of the Shares of the Issuer, based upon the 147,303,991 Shares outstanding as of November 18, 2005, according to the Issuer's prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

The Reporting Person has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,822,865 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,822,865 Shares.

No transactions in the Shares have been made during the past 60 days.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

None

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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 6, 2006
                                     ----------------------------------------
                                                (Date)


                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                              (Signature)


                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                              (Name/Title)







Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


01385.0001 #620376a